OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

The Green Retrofit DBA The Great Game of Real Estate

23010 Compass Drive
Canyon Lake, CA 92587

www.TheGreatGameofRealEstate.com



1000 shares of Series A Preferred Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 10,700 shares of Series A Preferred Stock ($107,000)

Minimum 1,000 shares of Series A Preferred Stock ($10,000)

Company	The Green Retrofit d/b/a The Great Game of Real Estate
Corporate Address	23010 Compass Drive Canyon Lake CA. 92587
Description of Business	Acquire older apartment buildings, then make energy efficient upgrades
Type of Security Offered	Series A Preferred Stock (the "Securities")
Purchase Price of Security Offered	$10.00
Minimum Investment Amount (per investor)	$250

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

THE COMPANY AND ITS BUSINESS

The Great Game of Real Estate is a California based corporation that acquires older apartment buildings for renovations, energy retrofits, property management and resale. We believe our advantage will be in adding energy efficient and smart home features to apartment buildings. We can reduce the energy demands of an apartment building by roughly 2/3 thru various energy saving retrofits and the installation of solar panels. The retrofits will be paid for with a combination of preferential green financing programs, plus government and utility rebates. This 2/3 savings will translate into profits for the stockholders as we will continue to charge the tenants, thru their leases, a competitive utility rate.

Customer Base

Renters that live in Southern California, specifically Riverside, Los Angeles, Orange and San Diego Counties. We benefit from a constant stream of renters priced out of a home purchase. Our clientele will be basic renters, plus a sub-group of environmentally aware tenants that will enjoy free wi-fi, on site recycling, lush landscaping and free utilities, (added into the rent).

Competition

We will be competing with many other sophisticated and deep pocketed investors on the initial purchase. Our purchasing advantage is: we will be looking for buildings that will benefit strongly from an energy efficiency retrofit. When it is time to rent out our units, our competition becomes similar apartment rentals in our immediate area, however, our units will advertise free wi-fi, utilities included, lush landscaping and a low carbon footprint environment.

Liabilities and Litigation

We have no liabilities and are not involved in any litigation

PRIVATE PLACEMENT OFFERING: The COMPANY intends to use initial capital raised to finance a Private Placement Offering Memorandum (PPOM). We intend to raise $1,000,000, with proceeds of capital raised to be used for the acquisition of properties and additional funding process. Thereafter, the management intends to raise, thru multiple private placement memorandums, up to $10,000,000.

The team

Officers and directors

Steve Nauert	President
Bruce Scholten	Secretary
Caryn Nauert	Chief Financial Officer

Steve Nauert
My primary education was at Palos Verdes High School in California. Since then I have attended various classes relating to Real Estate and Real Estate finance. I spent a large part of my early business career in the restaurant business. I have owned and operated 5 restaurants over a 20 year period, starting with "Good and Plenty Hamburgers" on Ventura Blvd. in Encino California. My first Real Estate experience was in the 1980's working for a business brokerage selling liquor stores, dry cleaners and restaurants etc. In 2000 I re-entered Real Estate with Shorewood Realtors in Redondo Beach, CA. After 4 years I obtained my Brokers license and started Safari Realty & Loan. My staff and I have helped negotiate over 100 apartment building transactions for buyers,

sellers and partners. In early 2001 I started purchasing apartment buildings with partners. Over a six year period and a few 1031 exchanges we had 96 units in 6 buildings. Of our transactions, 7 were grand slams and two buildings went into foreclosure. Partner's money was lost on our last two buildings, we were caught in the 2007 recession. Losing an investors money is a very tough emotional experience. It was brutal for the partners, and an excruciating 2 year experience for me. I still feel terrible about it. I have been a Broker Associate at Coldwell Banker Associated Brokers in Canyon Lake California since 2011. I started Drought Smart Gardens.com in 2015 in response to the California drought. I am the owner and manager of Drought Smart Gardens. We have replaced over 30 lawns, now saving over 1,700,000 million gallons of water each and every year. We have to start reducing the burning of coal, and to that end The Green Retrofit was started in early 2017. I am currently the President, and have been since inception.

Bruce Scholten
Bruce Scholten worked in the Water Treatment business for over 25 years. The first 12 years was for large chemical and equipment manufacturer's. Noticing the lack of after sales service of various manufacturers, he started his own company, aimed at servicing water processing equipment. 'SoCal Water' incorporated in 2002. Bruce currently has his own consulting company, offering business services to corporate clients, and is a founder/partner of a green technology startup. Bruce is a published author in the water treatment field, and has been awarded a patent for liquid-gas mixing. Bruce has an Engineering degree from CSU Long Beach and MBA from University of Southern California and lives in Los Angeles California with his family. 2002- present: CEO - SOCAL WATER. LOS ANGELES, CA Consulting sales and services related to water treatment in manufacturing industries. 2013- to present: MANAGING PARTNER - SOUTHERN CROSS PARTNERS INC. LOS ANGELES, CA Consulting to Chinese public and private companies. 2016- to present: FOUNDER/CTO - MOLEAER INC. TORRANCE CA. 2017-Present: SECRETARY - THE GREEN RETROFIT Managing technology, design and manufacturing of world's first nano bubble generation hardware, the company is a green tech leader in gas transfer systems.

Caryn Nauert
Caryn, a proud native Californian, was brought up in the South Bay area of Los Angeles. She attended Narbonne high School. Soon after she lived and worked in Yokosuka, Japan for four years. Caryn has worked in many industries including the Airline, Pacific Southwest, and various jobs in the entertainment business; interfacing with the celebrities on the show Dance Fever. After obtaining an Associate's degree, she attended Yo San University in Los Angeles where she studied acupuncture and homeopathy. Caryn was in charge of the bookkeeping for our 96 rental units which were held in various partnerships. She kept busy collecting the rent checks, making the mortgage and utility payments, plus supervising the evictions and the tenant screening process. Caryn and husband Steve have three children and live in Canyon Lake, California. Since 2011 she has volunteered in her children's school, Tuscany Hills Elementary, finding great satisfaction in working with the kids and teachers, doing whatever was necessary. This lovely lady is now ready to get back work; she thrives on managing finances and won't let a dollar be wasted. Caryn has been CFO of

The Green Retrofit since inception.

Number of Employees: 3

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Credit might not be available when we need it.** Currently credit for the purchase of apartment buildings is easily available, but as always the deal has to pass underwriting guidelines from the lender, 'pencil out" as they say. As a general rule In the apartment building business: when rates go up the price of buildings goes down. Apartment building owners demand a certain return on their investment, and the bank also wants to verify that return when making the loan. Banks can compensate for a low or risky return by increasing the down payments required and / or loan less on the buildiing. Although interest rates are currently low and credit is easily available, this may not always be the case. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some action. Issuing more equity could require bringing in additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activity. In that case, we would liquidate and distribute to stockholders whatever assets we possess.
- **There are several potential competitors who are better financially positioned.** We will compete with larger, established apartment building operating companies and individuals that currently have much better financial means than we do. They may succeed in occasionally scooping up some of the better deals on the market with these advantages. This makes it very competitive because most of our profit is determined by how much we pay for each property. We have not seen, and I am not aware of any of these companies or individuals rehabilitating apartment buildings for energy efficiency with a low carbon footprint building in mind. Our main competition will be in the "acquisition of properties" stage of our business, We will, however, have the advantage when it comes to renting out out our "green units." We anticipate, and hope other investors will also start thinking about energy efficiency in their buildings, in which case our competition will also increase on the sales purchasing end.
- **This is a brand new company.** The Great Game of Real Estate has no history, no clients, and no revenues. If you are investing in this company, it's because you think energy efficient low carbon footprint apartment buildings are a good idea,

that we will be able to successfully market the units, operate the buildings profitably, and eventually sell and or exchange them. We have yet to purchase, retrofit or operate our energy efficient apartment buildings. Further, we have never turned a profit and there is no assurance that we will ever be profitable

- **Limited transferability and liquidity** Each investor agrees that it will acquire the company's Common Stock Shares for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities act must be satisfied prior to any sale, transfer, conversion, or other disposition of the company's stock. No public market exists for the company's common stock and no market is expected to develop.

- **We are dependent upon our ability to generate sufficient cash flows from operations** Our ability to continue as a going concern for the next twelve months is not dependent upon our ability to generate sufficient cash flows from operations to meet our obligations. We have no ongoing expenses, salaries or rents to pay form our Start Engine proceeds. Our goal, however, is to obtain additional capital financing from our members and/or third parties during the next twelve months for the creation of our Private Placement Offering Memorandum, advertising for large investors, and a second ad campaign seeking apartment owners interested in a Green Retrofit on their building. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **Any valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that there is sufficient demand for our energy efficient apartment units, and that people think ours is a better option than the competing rental units on the market. Above all, there is no assurance that we can purchase and retrofit our apartment buildings at a level that allows the company to make a profit.

- **Previous crowd funding campaign - we were unable to reach target raise.** We participated in a previous Start Engine crowd funding campaign in 2017, and we were unable to raise funds to reach our funding target. This previous campaign was premised on finding, fixing and flipping single family homes. The wrinkle was, we were going to make the homes energy efficient. In the offering, I believe we focused too much on our ability to reduce pollution with the energy upgrades, and we did not focus enough on investor returns.

- **The cyclical nature of the Real Estate market** The Real Estate market is cyclical. The demand for apartment buildings ebbs and flows depending on many factors: interest rates, employment levels, improving and declining locations. Unforeseen market conditions may dramatically impact our projected returns. The main issue in the apartment business is to be able to withstand and outlast declining rent rates along with low occupancy rates. One solution is cash reserves. During the purchase process the banks that do the lending insist you have sufficient cash reserves to cover these unanticipated losses.

- **Fire, vandalism, and liability insurance** Most if not all apartment buildings are financed. In our case we believe we will be operating with 25% down payments, then finance the remaining 75% of the purchase price. To get a bank loan you must carry fire insurance, vandalism insurance and liability insurance. I have experienced Liability and vandalism insurance payments personally. As shared in the offering, we had a gang member vandalize one on our partnership apartment buildings. The insurance company sent out an inspector, estimated repairs and cut us a check. Sounds simple. The issue was: due to our settlement with the courts, the gang member did not have to move out, and was able to pay a reduced rent rate until he was satisfied the building was in good condition, which meant he was able to stay and continue to vandalize the building. We lost the building in foreclosure. This wiped out the sellers, who carried the 2nd T.D. note, but the holder of the first Trust Deed got a large portion of his funds back. Liability Insurance: We had a partnership building where one of the tenants claimed she slipped and fell in her own bathroom. She sued us. We called the insurance company and reported the claim. As owners we made our statements, then watched the entire process roll thru the court system. In our case our insurance company hired very good lawyers and we won the case. If we had not won the insurance company would have paid for a settlement.

- **Losing the building to foreclosure** I have personally lost two buildings to foreclosure. This is not common but it does happen. When you purchase an apartment building, you go thru the underwriting process and the bank loans you the percentage of money that leaves you with about a 5% profit margin. This formula is what is called a "Debt coverage Ratio." This formula generally gives you room for a 10% to 15% vacancy before you have to dip into your own pocket to cover the mortgage. In example #1: We got behind two months on our mortgage in a 20 unit building in Fresno during the 2008 Real Estate crash. A local tenant group picked up on this and wrote all the tenants a letter stating we were two months behind and they should stop their paying rent. The tenants had a meeting and they all decided this was a great idea. Who can you sue? Needless to say we lost the building. Example #2: Our gang member building; The insurance covered the back mortgage payments and fix up. This would have worked out, except as stated previously, the court system in Fresno has a few problems when it comes to gang members as tenants. We could not remove our tenant, which left him in the building and able to destroy the repairs as we made them. I wrote the Fresno Police Chief, the Mayor, the Governor and our Senator. No officials replied. We were left with no legal help and had to simply let the building go.

- **The majority of the proceeds from this raise will be used to fund a future offering.** We intend to use the majority of the proceeds raised in this offering to finance a Private Placement Offering Memorandum (PPOM). The majority of funds raised will not be allocated to the immediate execution of this business plan, however, this business plan will be the basis for our PPOM. We intend to raise $1,000,000, with proceeds of capital raised to be used for the acquisition of properties and additional funding process. Thereafter, the management intends to raise, thru multiple private placement memorandums, up to $10,000,000. A percentage of the funds raised in this offering will be allocated for advertising to apartment owners offering our energy retrofit management program.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Stephen Nauert, 60.0% ownership, Common Stock Shares
- Bruce Scholten, 40.0% ownership, Common Stock Shares
- Stephen Nauert, 60.0% ownership, Series A Preferred Shares
- Bruce Scholten, 40.0% ownership, Series A Preferred Shares

Classes of securities

- Common Stock: 5,000

Voting Rights

The holders of shares of the Company's Common Stock Shares are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Holders of shares of Common Stock are entitled to receive dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock Shares will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock Shares may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock Shares are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Series A Preferred stock.

- Series A Preferred Stock: 40,000

Of the 100,000 authorized,

Voting Rights

Except as otherwise provided expressly provided here or as required by law, the

Series A Preferred Stock shall have no voting rights. Notwithstanding the foregoing, for so long as any of the shares of Series A Preferred remain outstanding, the vote or written consent of the holders of more than fifty percent (50%) of the outstanding Series A Preferred Stock shall be necessary for effecting or validating the following actions:

Any amendment, alteration, waiver or repeal of any provision of the Articles of Incorporation or the Bylaws of the Corporation (including any filing of a certificate of designation) or other action, including action by the Board, that alters or changes the rights, preferences or privileges of the Series A Preferred Stock; or

Any authorization or any designation, whether by reclassification or otherwise, of any new class or series of stock or any other securities convertible into equity securities of the Corporation ranking on a parity with or senior to the Series A Preferred Stock in right of redemption, liquidation preference, voting or dividends.

Dividend Rights

The Holders of shares of Series A Preferred Stock are entitled to any dividends and distributions declared by the Corporation, with each share of Series A Preferred Stock receiving the same dividends and distributions as one share of the Corporation's Common Stock. The Series A Preferred Stock is "participating' in that there are no limits on the dividends or distributions for those shares. There is, however, no requirement that the Corporation declare any dividends or make any distributions.

Rights to Receive Liquidation Distributions

The Series A Preferred Stock shall have the following liquidation rights.

First Payment to Series A Preferred Stock. Upon any liquidation, dissolution, or winding up of the Corporation (but excluding any sale, merger or reorganization, regardless of whether a liquidation, dissolution or winding up of the Corporation is involved), whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any other class of stock of the Corporation, the holders of Series A Preferred Stock shall be entitled to be paid out of the assets of the Corporation an amount per share of Series A Preferred Stock equal to the original price paid for each share of Series A Preferred Stock issued (as adjusted for any stock splits, dividends and the like) held by them (the "Series A Liquidation Preference"). If, upon any such liquidation, dissolution, or winding up, the assets of the Corporation shall be insufficient to make payment in full to all holders of Series A Preferred Stock of the Series A Liquidation Preference, then such assets shall be distributed among the holders of Series A Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

<u>Second Payment to Common Stock</u>. After the payment of the Series A Liquidation Preference, the assets of the Corporation legally available for distribution, if any, shall be distributed ratably to the holders of the Common Stock in amount per share equal to the original issue price paid to the Corporation upon original issuance of the Common Stock (as adjusted for any stock splits, dividends and the like) held by them plus any accrued but unpaid dividends (the "Common Stock Liquidation Preference"). If, upon any such liquidation, dissolution, or winding up, the assets of the Corporation shall be insufficient to make payment in full to all holders of Common Stock of the Common Stock Liquidation Preference, after having paid in full the Series A Liquidation Preference, then such remaining assets shall be distributed among the holders of Common Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

<u>Final Payment to Both Classes</u>. After the payment of the Series A Liquidation Preference and the Common Stock Liquidation Preference, the remaining assets of the Corporation legally available for distribution, if any, shall be distributed ratably to the holders of the Common Stock and Series A Preferred Stock on an as-if-converted to Common Stock basis.

<u>Liquidation Defined</u>. Notwithstanding any other provision of this Agreement, any consolidations, reorganizations, mergers or other sales, leases or dispositions of Corporation assets or stock shall not be considered a liquidation entitling the Series A Preferred Stock to any preference (regardless of whether the Corporation is also dissolved, merged or reorganized as part of the transaction). This includes, but is not limited to, the following types of transactions:

Any consolidation or merger of the Corporation with or into any other corporation or other entity, or any other corporate reorganization, in which the stockholders of the Corporation immediately prior to such consolidation, merger or reorganization, own less than 50% of the surviving entity's voting power immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions to which the Corporation is a party in which in excess of fifty percent (50%) of the Corporation's voting power is transferred (an "Acquisition"); or

A sale, lease or other disposition of all or substantially all of the assets of the Corporation (an "Asset Transfer").

What it means to be a Minority Holder

 As a minority holder of The Green Retrofit Series A Preferred Stock shares, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the rehabilitation and rent up of our first energy efficient apartment building. We should complete our first purchase and retrofit approximately 8 to 12 months after our successful Start Engine campaign.

Private Placement Offering

The Company will use funds raised in Crowd Funding to finance Private Placement Offering Memorandum (PPOM) to raise $ 1 million. The Company intends to hire professional consultants, attorneys, accountants and broker-dealers to plan public offering.

Financial Milestones

The Green Retrofit participated in a previous Start Engine crowdfunding campaign in 2017 and we did not raise our funding goal in that offering.

The company will spend the majority of its Start Engine funds raised in three ways: $20,000, to finance a Private Placement Offering Memorandum (PPOM). The funding goal of the PPOM is $1,000,000, which will be used for the acquisition of apartment buildings for rehabilitation. This "investor campaign" has a projected cost of approximately $30,000. A second ad campaign for apartment owners seeking energy retrofits and energy management services is projected to cost $10,000 or less.

Apartment building owners typically pay a 6% of gross income fee for professional management. We will charge this fee along with, or on top of, our energy efficient upgrades program, where we show the landlords the benefits of producing their own power after a retrofit. The highly recurring nature of our rental income streams will ensure that the business is able to maintain profitability and a positive cash flow at all times.

We do not anticipate any liquidity challenges as our only expenses will be in the raising of funds after we have our Private Placement memorandum in place for the purchase of our first building, plus our advertising to building owners ad campaign. There are no rents or salaries paid out of the Start Engine raise.

Liquidity and Capital Resources

We are seeking to raise $107,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. Should we only raise $60,000 that will be adequate for our plans to create a Private Placement Offering Memorandum and the advertising needed to raise an additional $1,000,000 to be used as down payments on our apartment buildings.

After our raise, we estimate it will take 30 to 45 days and approximately $20,000 to have our PPOM completed. From there we will launch our advertising campaigns. We assume we will advertise for 90 days and spend approximately $30,000 seeking large investors.

We do not anticipate needing any other financing at this stage.

Indebtedness

The company does not have any indebtedness.

Recent offerings of securities

None

Valuation

$450,000.00

The price of the shares reflects the opinion of the Company as to what would be a fair market value. The Company is raising initial capital in the amount of $107,000 to finance a Private Placement Offering Memorandum and advertise to apartment owners the benefits of a Green Retrofit. We will then use the PPOM to raise $1,000,000, with the proceeds of capital raised to be used for the acquisition of properties and additional funding process. We believe the funds from this offering will enable us to fund our operations thru 2020, at which time, based on current assumptions, we will reach profitability. Our profitability will then be based on earnings from retrofitting buildings for other owners, dividends from our buildings, and increased equity from our green improvements.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		

Early release of funds to advertise	$9,000	$9,000
Creation of PPOM	$0	$20,000
PPOM advertising	$0	$30,000
Energy efficient management marketing	$0	$10,000
cash reserves	$0	$31,580
Total Use of Net Proceeds	$9,000	$100,580

We are seeking to raise $107,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("StartEngine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised and an additional 4% on all funds raised via credit card. We will pay StartEngine between $600 and $1,000 if we only raise the minimum target amount and between $6,420 and $10,700 if we raise the maximum offering amount.

If we manage to raise our maximum amount of $107,000, or even over $60,000, we believe this will allow us to create our initial PPOM plus advertising funds, and then go on to raise our initial $1,000,000 for building down payments from large investors. We do not anticipate needing any other financing, other than then the 75% long term loans the banks will provide for our purchases of apartment buildings.

We intend to use initial capital raised to finance a Private Placement Offering Memorandum (PPOM). If we raise the full $107,000, $20,000 will go toward creation of the PPOM and $30,000 will go towards advertising for this rasie.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website www.TheGreenRetrofit.com in the tab labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The Green Retrofit DBA The Great Game of Real Estate

[See attached]

I, Steve Nauert, the President of The Green Retrofit, hereby certify that the financial statements of The Green Retrofit and notes thereto since inception 10/04/17, for the period ending 12/31/2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of 0.

IN WITNESS THEREOF, this Principal Executive Officer's financial Statement Certification has been executed as of December 31.2017.



President

December 31, 2017

THE GREEN RETROFIT

FINANCIAL STATEMENTS
(UNAUDITED)

SINCE INCEPTION
10/4/17-12/31/17

The Green Retrofit
Index to Financial Statements
(unaudited)

THE GREEN RETROFIT
BALANCE SHEETS
AS OF DECEMBER 31, 2017
(unaudited)

Assets
Current Assets:

Cash		4,000
Total Current Assets	$	4,000

Non-Current Assets

Property, Plant & Equipment		-
Intangible Assets		-
Total Non-Current Assets		-
Total Assets	$	4,000

Liabilities and Equity

Current Liabilities

Trade and other borrowings		-
Short-term borrowings		-
Total Current Liabilities	$	-

Non-Current Liabilities

		-
Long-term borrowings		-
Total Non-Current Liabilities		-
Total Liabilities	$	-

Stockholders' Equity

Common Stock, $10 par, 5,000 shares authorized, 5,000 issued and outstanding		50,000
Class A Preferred Stock, $10 par, 100,000 shares authorized, 40,000 issued and outstanding		400,000
Subscription receivable		(446,000)
Retained Earnings		-
Total Stockholders' Equity		4,000
Total Liabilities and Stockholders' Equity	$	4,000

4

THE GREEN RETROFIT
STATEMENTS OF OPERATIONS
FOR THE PERIODS OCTOBER 4, 2017 TO DECEMBER 31, 2017
(unaudited)

Revenue	$	-
Cost of Sales		-
Gross Profit		
Operating Expenses-		
General and Administrative		-
Total Operating Expenses		
Net Income	$	-

THE GREEN RETROFIT
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIODS OCTOBER 4, 2017 TO DECEMBER 31, 2017
(unaudited)

| | Common Stock | | | Class A Preferred Stock | | | Subscription | Retained | Stockholders' |
	Shares	Amount		Shares	Amount		Receivable	Earnings	Equity
October 4, 2017	-	$ -		-	$ -		$ -	$ -	$ -
Issuance of Founders Shares	5,000	50,000		40,000	400,000		(446,000)	-	4,000
Net Income	-	-		-	-		-	-	
December 31, 2017	5,000	$ 50,000		40,000	$ 400,000		$ (446,000)	$ -	$ 4,000

6

THE GREEN RETROFIT
STATEMENTS OF CASH FLOWS
FOR THE PERIODS OCTOBER 4, 2017 TO DECEMBER 31, 2017
(unaudited)

Cash Flows From Operating Activities		
Net Income	$	-
Net Cash Used in Operating Activities	$	-
Increase in Cash and Cash Equivalents	$	4,000
Cash and cash equivalents, beginning of period	$	-
Cash and cash equivalents, end of period	$	4,000
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$	-
cash paid for income taxes	$	-
Non Cash Investing and Financing Activities:		
Subscription Receivable	$	446,000

NOTE 1 – NATURE OF OPERATIONS

The Green Retrofit was formed on October 4, 2017 ("Inception") in the State of California. The financial statements of The Green Retrofit (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Canyon Lake California.

The Green Retrofit is a California based corporation that acquires older apartment buildings for renovations, energy retrofit, property management and resale.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of 10/04/17-12/31/17. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the completed renovation and rent up of our apartment buildings when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c)

8

the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 5,000 shares of our common stock with par value of $10.00. As of April 29, 2018 the company has currently issued 5,000 shares of our common stock.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after October 4, 2017 through December 31, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

The Great Game of Real Estate is pending **StartEngine Approval.**

PLAY VIDEO
The Great Game of Real Estate
0
Investors
$0.00
Raised of $10K - $107K goal

The Great Game of Real Estate

Renovating older Apartment Buildings

Small OPO · Canyon Lake, CA · Real Estate · Accepting International Investment

Overview   Team   Terms   Updates   Comments   Share

The object of the game

Increase owner equity above the inflation rate, using a leveraged return, compounded annually

Rules of the game: the Intelligent use of Inflation, leverage, compound interest, 1031 tax deferred exchanges and green retrofits

Strategy:
Renovate older apartment buildings, (the game piece), to reduce, then produce the electricity at 1/3 the cost of the utility companies, all the while charging the tenants a competitive utility rate. We believe this will create an additional profit for the shareholders, which may be used to exchange up to ever larger buildings.

Summary: Games are fun to play, and in the best games you learn something. This is a game of skill, in which the outcome is determined by mental skill, not chance. We believe our key to winning will be in managing and increasing our resources, while providing shareholders a quarterly score card so they can following along.

It's often said "that those who wish to invest wisely invariably turn to real estate..."
-Steve Nauert CEO

NOTE: This offering will fund the expense of a larger, future Private Placement offering and will not be allocated towards the immediate execution of this business plan. The future offering will be based on The Great Game of Real Estate business plan presented here.





Real Estate Cycle
Boom Market
Extensive Construction
Replacement Cost
Over Building Saturated Market
Active Construction
Rising Rents and Values
BUY
Vacancy Increases
Rent Reductions
Recession

THE GAME BOARD: When investing in Apartment Buildings you need to know where you are in the market cycle. In an up market the trick is not to overpay. In down markets you are buying cash flow and earnings to keep your returns high while waiting for another up market.

PURCHASE "A FRACTION OF THE ACTION"

- $10 /share of Series A Preferred Stock | When you invest you are betting the company's future value will exceed $500k.
- **MINIMUM INVESTMENT** $250 (25 shares of Series A Preferred Stock)
- **DIVIDENDS:** The payment of dividends on the Preferred Shares will be determined by the overall Company's performance; reviewed by the management and approved by the Board of Directors. We believe our dividend will be at least 5% before EBITA.
- **PRIVATE PLACEMENT OFFERING:** The COMPANY intends to use initial capital raised to finance a Private Placement Offering Memorandum (PPOM). We intend to raise $1,000,000, with proceeds of capital raised to be used for the acquisition of properties and additional funding process. Thereafter, the management intends to raise, thru multiple private placement memorandums, up to $10,000,000.

WE WILL USE THESE APARTMENT BUILDING VALUATION FORMULAS:

These are industry standard valuation formulas showing positive results. Rents and operating income can also decrease, resulting in a loss.

Take the **INVESTOR POP QUIZ**! You will enjoy analyzing the quarterly reports more.

Score Card #1
The Gross Rent Multiplier
Annual rental income multiplied by a factor, is an indicator of the value of an apartment building. EXAMPLE:
$18,000 x a 10 GRM = $180,000.

Score Card #2
Net Operating Income
The "NOI" is cash flow after expenses. Generally, a bank will loan 70% of the NOI. EXAMPLE: NOI of $18,000 x .70% = $12,475 / 12 months = $1,039 payment @5% = $193,500 in loan proceeds.

Score Card #3
Capitalization Rate
Shows the potential rate of return on a real estate investment. EXAMPLE: $18,000 / 8% cap rate =$225,000 value.

COMPOUND INTEREST AND LEVERAGE CAN INCREASE RETURNS

Every person who invests in well-selected real estate in a growing section of a prosperous community adopts the surest and safest method of becoming independent, for real estate is the basis of wealth. – Theodore Roosevelt

COMPOUND INTEREST IS THE EIGHTH WONDER OF THE WORLD

Financial leverage is the advantage the rich have over the poor and middle class.



FROM WALTER ISSACSON'S BIOGRAPHY:

Einstein wanted to divorce his first wife, and he tells her he'll give her the Nobel prize money when he wins. She takes a week to calculate the odds and consult other scientists, but she is a good scientist herself and she takes the bet. He didn't win until 1921, but he did give her the money, **and she purchased three apartment buildings in Zurich.** Why: Rent increases compound along with inflation. Apartments shelter and defer this compounding equity from annual taxation, accelerating returns.

Definition of compound interest: Compound interest is the addition of interest to the principal sum of a loan or deposit, or in other words, interest on interest. It is the result of reinvesting interest, rather than paying it out, so that interest in the next period is then earned on the principal sum plus previously accumulated interest.





LEVERAGE IS THE USE OF BORROWED MONEY TO IMPROVE RETURNS

Leverage is neither inherently good nor bad. Leverage **amplifies** the good or bad effects of the income generation and productivity of the assets in which we will invest.

MARKET ACTIVITY / COMPETITION / CONSUMER PRICE INDEX

MARKET ACTIVITY AND SIZING

Per The Green Resource Council of the National Association of Realtors; retrofit and renovation comprises a large percentage of all construction projects in the United States, with an increased emphasis on energy efficiency. We believe older apartment buildings are ripe for energy efficient retrofits. The Green Resource Council states that "the older the building, the less likely it is up to current building codes and standards... Water heaters and appliances that are more than 10 years old are close to the end of their useful lives." Many older buildings also have faulty plumbing, thin insulation, numerous air leaks, aged landscaping and expensive water heating equipment. We believe these energy guzzlers can be profitably retrofitted. Add free Wi-Fi and we have stepped into the modern age.

COMPETITION

We anticipate that there will be a sizable amount of competition from both single owner investment firms to large construction companies. Energy efficiency will be our company's competitive advantage. Our companys revenues can change depending on the general economic climate of the real estate industry, however, we believe the highly recurring nature of our rental income streams will ensure that the business is able to maintain profitability and a positive cash flow at all times.



The annual **Consumer Price Index** growth trend averages 2% to 3% every year. Source: U.S. Bureau of Labor Statistics. **The CPI includes rents**.

TWO DIFFERENT APARTMENT BUILDING OUTCOMES



In 2001, my partners and I purchased a 20 unit "fixer" for $360,000 located at 725-729 Sanford Ave. Wilmington, CA, 90744. Three partners contributed $18,500 each, and I contributed my commission, making an 18% down payment. Using a professional management company, "Sanford" began to throw off $2,000 per month, which we received for 80% of our holding period. We re-financed in 2003 and took out $80,000 split 4 ways. We then sold Sanford 11/30/04 for $1,040,000. Each partner made $139,826 on the sale, plus the $20,000 in re-finance proceeds, plus dividends. I write about this transaction in my Blog Post.
Please Note: Past performance is not indicative of future results.



Not every building is a success: In 2008 our partnership purchased a 13 unit building located at 222 N. Effie in Fresno. Unfortunately, the management company had allowed an alleged Bulldog Gang member to move into the building. He proceeded, with baseball bat in hand, notifying all the tenants to move out, which they promptly did. He then started to vandalize the vacant units. Windows were broken, holes kicked in walls, and toilets torn out. We had vandal insurance. They gave us a check for $32,000. We proceeded to fix the units up during the day, but then our gang member and his friends would destroy all the repairs each night. We were unable move the gang member out. Per our court settlement, he could stay at a reduced rental rate until he was satisfied with the condition of the building. We finally stopped making the repairs, along with the mortgage payments. Sadly, the lender foreclosed. Lesson learned: location, location, location. Blog Post.
Please Note: Past performance is not indicative of future results.

OUR MISSION STATEMENT

We spend ninety percent of our lives in buildings. It follows that the buildings where we spend our lives have an enormous impact on what we do, how we feel, who we are and who we become. Creating perfect places is our motivation: improving building technology to improve peoples lives. The **company will be creating a boutique apartment brand focused on lush exterior landscaping and energy efficiency.** Advances in technology and proliferation of connected devices and sensors are driving a new era of smart buildings and their management. Retrofitting older buildings, we enable lifetime efficiency, from design, through integration, combined with our management, asset and energy performance services, ensuring productivity and comfort for occupants.



GREEN BENEFIT: Per the **U.S. Energy Information Administration**: Californians consume an average of 562 kilowatt hours of electricity per month, and it takes 1.2 lbs. of coal to produce 1 kWh. In our example: 562

kWh x 10 units = 5,620 kWh x 12 months = 67,440 kWh x 1.2 lbs. coal per kWh = **80,928 lbs. coal per year we believe we can save in our example, after a Green Retrofit**.

HOW WE REDUCE AN APARTMENT BUILDING'S UTILITY COST BY 2/3









1st, We reduce the utility bill

We replace the house water heater with a solar water heater, add insulation, seal air leaks, add LED lighting, and replace the old appliances with Energy Star Rated appliances: A Green Retrofit. Source: Build it Green.org

We then add solar panels

The levelized cost of solar is now less expensive than the price of electricity. This savings, combined with preferential green financing increases our profit spread. Source: Energy Innovation.org

Lush landscaping

We will spend some of the savings on lush landscaping and wi-fi connectivity. Our advertisements for tenants: "Free Utilities, Free Wi-Fi"

Low carbon footprint living

Our tenants will pay a premium for our low carbon footprint lifestyle. They can move in by doing nothing more than hooking up to the house wi-fi.

EXAMPLE: UTILITY SAVINGS AFTER GREEN RETROFIT

This scenario is hypothetical and a best case scenario. There is a lot of potential to a Green Retrofit, but not all outcomes have a positive result.

Example of a 10 unit building purchased for $1.8 million with a 10 GROSS RENT MULTIPLIER (10 x $180,000 annual rental income)		
	UTILITY EXPENSE	GROSS INCOME
	To public utility Company	To building owner
Before Green Retrofit	$22,000	$180,000
After Green Retrofit	*$4,500*	$197,500
Cost of Retrofit	$70,000@ 5% = $375 per month	
Utility expense savings	$17,500	

WHAT HAPPENS WHEN THE RENT IS RAISED $100?

This scenario is hypothetical and the best case scenario. Not all rent increase have a positive result. Tenants can also move out.







1. **The Landlord** has an extra $100.00 to spend every month.

2. The landlord's net worth has increased by $12,000. Formula: Using a 10 Gross Rent Multiplier: 10 GRM x $1,200 = $12,000.

3.The landlord can borrow, tax deferred, $13,000. The $13,000 is a loan and not income. It will be paid off at the sale of the building as a capital gain. Formula: 70% of $100 = $70.00 loan payment @5% = $13,000.

Plus, the Landlord is already thinking about another $100 rent increase next year...

The Tenant:
He is worried! Now he has to earn an EXTRA $100 every month! On top of this, inflation is creeping right along at about 3%, which is reflected in all his bills. He is falling behind. Who can keep working this hard? Look at the cumulative Inflation rate chart.

Cumulative inflation is the inflation rate increasing by successive additions. The United States went off of the gold standard in 1971 when President Nixon announced that the U.S. dollar would no longer be convertible into gold.   **Source: U.S. Bureau of Labor Statistics**

ON THE FENCE ABOUT INVESTING?

I hesitate to make a list
Of countless transactions I have missed;
Bonanzas that were in my grip-
I watched them through my fingers slip;

It seems I always hesitate,
Then make my mind up much too late.
A very cautious man am I
And that is why I never buy.

The windfalls which I should have bought
Were lost because I over thought:
I thought of this, I thought of that,
I could have sworn I smelled a rat,
And while I thought things over twice,
Another grabbed them at the price.

At times a teardrop drowns my eye
For deals I had, but did not buy;
And now life's saddest words I pen-
"If only I'd invest NOW...and then!"

Anonymous

Invest now- It is as easy as putting pen to paper, and you are in the Game!



January 2001 — Steve Nauert purchases his first apartment Building! — I purchased a 20 unit fixer upper apartment building

February 2002 — Steve Nauert and partners start accumulating buildings — Thru various partnerships we accumulated a total of 96 individual apartment units in 9 buildings

January 2004 — Steve Nauert starts apartment house brokerage Safari Realty — We have participated in over 50 apartment building transactions

March 2015 — Steve Nauert obtains Build it Green Designation — National Association of Realtors classes teaching Realtors about energy efficiency

May 2016 — Steve Nauert obtains Smart Home Designation — Coldwell Banker Smart Home designation

June 2016 — Steve Nauert creates Drought Smart Gardens — Our company has completed over 30 turf lawn replacements saving more than 1,500,000 gallons of water every year!

July 2016 — Steve Nauert starts The Green Retrofit — We advise homeowners on energy efficency

March 30 2018 — The Green Retrofit becomes The Great Game Of Real Estate — To acquire and manage older apartment buildings for green renovation increasing their value

Meet Our Team



Steve Nauert
President

My primary education was at Palos Verdes High School in California. Since then I have attended various classes relating to Real Estate and Real Estate finance. I spent a large part of my early business career in the restaurant business. I have owned and operated 5 restaurants over a 20 year period, starting with "Good and Plenty Hamburgers" on Ventura Blvd. in Encino California. My first Real Estate experience was in the 1980's working for a business brokerage selling liquor stores, dry cleaners and restaurants etc. In 2000 I re-entered Real Estate with Shorewood Realtors in Redondo Beach, CA. After 4 years I obtained my Brokers license and started Safari Realty & Loan. My staff and I have helped negotiate over 100 apartment building transactions for buyers, sellers and partners. In early 2001 I started purchasing apartment buildings with partners. Over a six year period and a few 1031 exchanges we had 96 units in 6 buildings. Of our transactions, 7 were grand slams and two buildings went into foreclosure. Partner's money was lost on our last two buildings, we were caught in the 2007 recession. Losing an investors money is a very tough emotional experience. It was brutal for the partners, and an excruciating 2 year experience for me. I still feel terrible about it. I have been a Broker Associate at Coldwell Banker Associated Brokers in Canyon Lake California since 2011. I started Drought Smart Gardens.com in 2015 in response to the California drought. I am the owner and manager of Drought Smart Gardens. We have replaced over 30 lawns, now saving over 1,700,000 million gallons of water each and every year. We have to start reducing the burning of coal, and to that end The Green Retrofit was started in early 2017. I am currently



Bruce Scholten
Secretary

Bruce Scholten worked in the Water Treatment business for over 25 years. The first 12 years was for large chemical and equipment manufacturer's. Noticing the lack of after sales service of various manufacturers, he started his own company, aimed at servicing water processing equipment. 'SoCal Water' incorporated in 2002. Bruce currently has his own consulting company, offering business services to corporate clients, and is a founder/partner of a green technology startup. Bruce is a published author in the water treatment field, and has been awarded a patent for liquid-gas mixing. Bruce has an Engineering degree from CSU Long Beach and MBA from University of Southern California and lives in Los Angeles California with his family. 2002- present: CEO - SOCAL WATER. LOS ANGELES. CA Consulting sales and services related to water treatment in manufacturing industries. 2013- to present: MANAGING PARTNER - SOUTHERN CROSS PARTNERS INC. LOS ANGELES, CA Consulting to Chinese public and private companies. 2016- to present: FOUNDER/CTO - MOLEAER INC. TORRANCE CA. 2017-Present: SECRETARY - THE GREEN RETROFIT Managing technology, design and manufacturing of world's first nano bubble generation hardware, the company is a green tech leader in gas transfer systems.



Caryn Nauert
Chief Financial Officer

Caryn, a proud native Californian, was brought up in the South Bay area of Los Angeles. She attended Narbonne high School. Soon after she lived and worked in Yokosuka, Japan for four years. Caryn has worked in many industries including the Airline, Pacific Southwest, and various jobs in the entertainment business; interfacing with the celebrities on the show Dance Fever. After obtaining an Associate's degree, she attended Yo San University in Los Angeles where she studied acupuncture and homeopathy. Caryn was in charge of the bookkeeping for our 96 rental units which were held in various partnerships. She kept busy collecting the rent checks, making the mortgage and utility payments, plus supervising the evictions and the tenant screening process. Caryn and husband Steve have three children and live in Canyon Lake, California. Since 2011 she has volunteered in her children's school, Tuscany Hills Elementary, finding great satisfaction in working with the kids and teachers, doing whatever was necessary. This lovely lady is now ready to get back work; she thrives on managing finances and won't let a dollar be wasted. Caryn has been CFO of The Green Retrofit since inception.

the President, and have been since inception.



Offering Summary

Maximum 10,700 shares of Series A Preferred Stock ($107,000)

Minimum 1,000 shares of Series A Preferred Stock ($10,000)

Company	The Green Retrofit d/b/a The Great Game of Real Estate
Corporate Address	23010 Compass Drive Canyon Lake CA. 92587
Description of Business	Acquire older apartment buildings, then make energy efficient upgrades
Type of Security Offered	Series A Preferred Stock (the "Securities")
Purchase Price of Security Offered	$10.00
Minimum Investment Amount (per investor)	$250

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Welcome to The Great Game of Real Estate. It's fun to play, and you will learn something!

The object of the game: Increase shareholder equity faster than the inflation rate. We will be creating energy efficient apartment buildings as our profit vehicle.

We will renovate older apartment buildings to reduce their electric demand. We can then purchase fewer solar panels, finance the improvements with a long term loan, all the while charging our tenants a competitive utility rate. This will create an additional profit stream for our shareholders.

Solar will soon be less expensive than conventional electricity. This is the game changer for the apartment business. An owner can now also be the energy provider.

We have to jump into the market, which will be somewhere in the real estate cycle. whatever direction it is going, we will set our sails to benefit. Ok, let's go over the rules of the game- Inflation, leverage and compound interest.

Inflation can make an apartment building can be a great investment. However, I have also been caught in a deflationary spiral. See the tiny red spot on the bottom of the graph on the right? We lost two partnership buildings in that 2008 downturn.

The first example above shows an all cash transaction, using no leverage, yielding a 5% return. The example below that shows a 90% loan, or 10 to 1 leverage, yielding a 50% return. Leverage can be great, but keep in mind, if you lose the income to service the loan, you can lose your investment!

Compound interest is when the interest is earning interest on itself. Einstein's ex-wife purchased three apartment buildings with her divorce settlement. I have to believe she understood the principal of compound interest as it mirrors rental income.

In our example, rent increases are substituted for compound interest. Cumulative rent increases accelerate income growth, however, in the real world, the timing of rent increases can fluctuate, and revenue growth can lose it's predictability.

You can enjoy and participate in The Great Game Of Real Estate, It is as easy as putting pen to paper...

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS



4071556

Secretary of State
Articles of Incorporation of a General Stock Corporation

ARTS-GS

FILED
Secretary of State
State of California
OCT 04 2017

IMPORTANT — Read Instructions before completing this form.

Filing Fee – $100.00

Copy Fees – First page $1.00; each attachment page $0.50; Certification Fee - $5.00

Note: Corporations may have to pay minimum $800 tax to the California Franchise Tax Board each year. For more information, go to https://www.ftb.ca.gov.

IPC This Space For Office Use Only

1. Corporate Name (Go to www.sos.ca.gov/business/be/name-availability for general corporate name requirements and restrictions.)

The name of the corporation is The Green Retrofit

2. Business Addresses (Enter the complete business addresses.)

a. Initial Street Address of Corporation - Do not list a P.O. Box	City (no abbreviations)	State	Zip Code
23010 Compass Drive	Canyon Lake	CA	92587
b. Initial Mailing Address of Corporation, if different than Item 2a	City (no abbreviations)	State	Zip Code

3. Agent for Service of Process

Item 3a and 3b: If naming an individual, the agent must reside in California and Items 3a and 3b must be completed with the agent's name and complete California street address.

Item 3c: If naming a California Registered Corporate Agent, a current agent registration certificate must be on file with the California Secretary of State and Item 3c must be completed (leave Item 3a-3b blank).

a. California Agent's First Name (if agent is not a corporation)	Middle Name	Last Name	Suffix
Bruce		Scholten	
b. Street Address (if agent is not a corporation) - Do not list a P.O. Box	City (no abbreviations)	State	Zip Code
7526 Mcconnell Ave.	Los Angeles	CA	90045
c. California Registered Corporate Agent's Name (if agent is a corporation) – Do not complete Item 3a or 3b			

4. Shares (Enter the number of shares the corporation is authorized to issue. Do not leave blank or enter zero (0).)

This corporation is authorized to issue only one class of shares of stock.
The total number of shares which this corporation is authorized to issue is 5,000.

5. Purpose Statement (Do not alter the Purpose Statement.)

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

6. Read and Sign Below (This form must be signed by each incorporator. See instructions for signature requirements.)

Signature: [signature]

LegalZoom.com, Inc. by Cheyenne Moseley, Assistant Secretary
Type or Print Name

ARTS-GS (REV 12/2016)

2016 California Secretary of State
www.sos.ca.gov/business/be

Attachment to the
Articles of Incorporation
of

The Green Retrofit

7.   The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

8.   This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

9.   Any repeal or modification of the foregoing provisions of Sections 7 and 8 by the shareholders of this corporation shall not adversely affect any right or protection of an agent of this corporation existing at the time of such repeal or modification.



PETER ALDANA
COUNTY OF RIVERSIDE
ASSESSOR-COUNTY CLERK-RECORDER

Mail To: P.O. Box 751, Riverside, CA 92502-0751 -- (951) 486-7000

OFFICE OF THE COUNTY CLERK

FICTITIOUS BUSINESS NAME STATEMENT

SEE REVERSE SIDE FOR FEES AND INSTRUCTIONS

- USE BLACK INK ONLY -
MUST BE TYPED OR PRINTED
INITIAL CROSS OUTS
NO WHITE OUT ALLOWED

CLERK'S USE ONLY

$ ______ Fee   # 18-132044 Receipt

Comments: ______

THE FOLLOWING PERSON(S) IS (ARE) DOING BUSINESS AS:

COUNTY CLERK'S FILING STAMP

FILED
County of Riverside
Peter Aldana
Assessor-County Clerk-Recorder
R-201806328
05/02/2018 11:19 AM Fee: $58.00
Page 1 of 1

1a. Fictitious Business Name (If more than one business name at same address - Attach Supplemental Sheet)

THE GREAT GAME OF REAL ESTATE

1b. List COMPLETE Physical Business Address (No P.O. Boxes or Postal Facilities)

23010 COMPASS DR, CANYON LAKE, CA 92587

1c. Name of County (where business is located)

RIVERSIDE

Mailing Address (If different than business address – optional)

2a. Registrant Information (Individual, Corp., LLC, Gen. Partner, etc.)

THE GREEN RETROFIT

If individual-spell out first, middle and last names (use dash if no middle name)

23010 COMPASS DR

Residence Address (if Corp. or LLC enter the physical address of the Corp./LLC)

City	State	Zip
CANYON LAKE	CA	92587

List State of Corp./LLC. Must be registered in California: CA

2b. Registrant Information (Individual, Corp., LLC, Gen. Partner, etc.)

If individual-spell out first, middle and last names (use dash if no middle name)

Residence Address (if Corp. or LLC enter the physical address of the Corp./LLC)

City State Zip

List State of Corp./LLC. Must be registered in California

2c. Registrant Information (Individual, Corp., LLC, Gen. Partner, etc.)

If individual-spell out first, middle and last names (use dash if no middle name)

Residence Address (if Corp. or LLC enter the physical address of the Corp./LLC)

City State Zip

List State of Corp./LLC. Must be registered in California

2d. Registrant Information (Individual, Corp., LLC, Gen. Partner, etc.)

If individual-spell out first, middle and last names (use dash if no middle name)

Residence Address (if Corp. or LLC enter the physical address of the Corp./LLC)

City State Zip

List State of Corp./LLC. Must be registered in California

3. This business is conducted by: (If More Than four Registrants - Attach Additional Sheet Showing Owner Information)

- ☐ Individual
- ☐ Married Couple
- ☐ Trust
- ☒ Corporation
- ☐ General Partnership
- ☐ A Limited Partnership
- ☐ Co-partners
- ☐ Joint Venture
- ☐ Limited Liability Company
- ☐ Limited Liability Partnership
- ☐ An Unincorporated Association - other than a partnership
- ☐ State or Local Registered Domestic Partnership

4. ☒ Registrant has not yet begun to transact business under the fictitious name(s) listed above.
   ☐ Registrant commenced to transact business under the fictitious business name(s) listed above on ______

I declare that all the information in this statement is true and correct. (A registrant who declares as true any material matter pursuant to Section 17913 of the Business and Professions Code, that the registrant knows to be false, is guilty of a misdemeanor punishable by a fine not to exceed one thousand dollars ($1,000).)

5. Signature(s) [signature]
(Only one is required)

Typed or Printed Name(s) STEVE E. NAUERT

If Limited Liability Company/Corporation, Title PRESIDENT   QC'D BY: [initials]

THIS STATEMENT WAS FILED WITH THE COUNTY CLERK OF RIVERSIDE COUNTY ON DATE INDICATED BY FILE STAMP ABOVE

NOTICE-IN ACCORDANCE WITH SUBDIVISION (a) OF SECTION 17920, A FICTITIOUS BUSINESS NAME STATEMENT GENERALLY EXPIRES AT THE END OF FIVE YEARS FROM THE DATE ON WHICH IT WAS FILED IN THE OFFICE OF THE COUNTY CLERK, EXCEPT, AS PROVIDED IN SUBDIVISION (b) OF SECTION 17920, WHERE IT EXPIRES 40 DAYS AFTER ANY CHANGE IN THE FACTS SET FORTH IN THIS STATEMENT PURSUANT TO SECTION 17913 OTHER THAN A CHANGE IN THE RESIDENCE ADDRESS OF A REGISTERED OWNER. A NEW FICTITIOUS BUSINESS NAME STATEMENT MUST BE FILED BEFORE THE EXPIRATION. THE FILING OF THIS STATEMENT DOES NOT OF ITSELF AUTHORIZE THE USE IN THIS STATE OF A FICTITIOUS BUSINESS NAME IN VIOLATION OF THE RIGHTS OF ANOTHER FEDERAL, STATE OR COMMON LAW (SEE SECTION 14411 ET SEQ., BUSINESS AND PROFESSIONAL CODE).

I HEREBY CERTIFY THAT THIS COPY IS A CORRECT COPY OF THE ORIGINAL STATEMENT ON FILE IN MY OFFICE.

PETER ALDANA

RIVERSIDE COUNTY CLERK

By [signature], Deputy

ACR 500 (Rev. 11/2017)   Available in Alternate Formats

A0812903

4071556

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION OF THE GREEN RETROFIT

FILED
SECRETARY OF STATE
STATE OF CALIFORNIA

MAY -4 2018

1pc

The undersigned certify that:

1. They are the president and the secretary, respectively, of THE GREEN RETROFIT, a California corporation.

2. Article 4 of the Articles of Incorporation of this corporation is amended to read as follows:

4. (a) The corporation is authorized to issue two classes of shares designated "Common Stock" and "Preferred Stock," respectively. The number of shares of Common Stock authorized to be issued is 5,000 with a par value of $10.00 and the number of shares of Preferred Stock authorized to be issued is 100,000 with par value of $10.00.

(b) The Preferred Stock may be divided into such number of series as the board of directors may determine. The board of directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The board of directors, within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of the shares of that series.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding common shares of the corporation is 5,000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: 4-29-18

Stephen Evan Nauert, President

Bruce Michael Scholten, Secretary

A0815139

C4071556

FILED
Secretary of State
State of California

IPC JUN 2 6 2018

Certificate of Determination of Preferred Shares of The Green Retrofit

The undersigned, Stephen Evan Nauert and Bruce Michael Scholten, hereby certify that they are the duly elected and acting President and Secretary, respectively, of The Green Retrofit, a California corporation, ("Corporation") and under authority given by the Corporation's articles of incorporation ("Articles"), the board of directors ("Board") has duly adopted the following recitals:

1. The Articles of the Corporation provide for a class of shares known as preferred stock, issuable from time to time in one or more series;

2. The Board is authorized in the Articles to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock; and

3. There is established a series of preferred stock designated "Series A Preferred Stock", to consist of an aggregate of One Hundred Thousand (100,000) authorized shares. The Corporation has not issued any shares of such Series A Preferred Stock and the Board desires to determine the rights, preferences, privileges, and restrictions relating to the preferred stock and the number of shares constituting such series and its designation.

Based on the foregoing recitals, the Board has established by resolution the designation of, the number of shares constituting, and the rights, preferences, privileges, and restrictions relating to said preferred stock as follows:

a. *Establishment and Designation of Series*. There is established a series of preferred stock designated "Series A Preferred Stock", to consist of an aggregate of One Hundred Thousand (100,000) authorized shares.

b. *Liquidation Rights*. The Series A Preferred Stock shall have the following liquidation rights.

i. First Payment to Series A Preferred Stock. Upon any liquidation, dissolution, or winding up of the Corporation (but excluding any sale, merger or reorganization, regardless of whether a liquidation, dissolution or winding up of the Corporation is involved), whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any other class of stock of the Corporation, the holders of Series A Preferred Stock shall be entitled to be paid out of the assets of the Corporation an amount per share of Series A Preferred Stock **equal to the original price paid for each share of Series A Preferred Stock issued** (as adjusted for any stock splits, dividends and the like) held by them (the "Series A Liquidation Preference"). If, upon any such liquidation, dissolution, or winding up, the assets of the Corporation shall be insufficient to make payment in full to all holders of Series A Preferred Stock of the Series A Liquidation

Preference, then such assets shall be distributed among the holders of Series A Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

ii.   Second Payment to Common Stock.   After the payment of the Series A Liquidation Preference, the assets of the Corporation legally available for distribution, if any, shall be distributed ratably to the holders of the Common Stock in amount per share equal to the original issue price paid to the Corporation upon original issuance of the Common Stock (as adjusted for any stock splits, dividends and the like) held by them plus any accrued but unpaid dividends (the "Common Stock Liquidation Preference").   If, upon any such liquidation, dissolution, or winding up, the assets of the Corporation shall be insufficient to make payment in full to all holders of Common Stock of the Common Stock Liquidation Preference, after having paid in full the Series A Liquidation Preference, then such remaining assets shall be distributed among the holders of Common Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

iii.   Final Payment to Both Classes.   After the payment of the Series A Liquidation Preference and the Common Stock Liquidation Preference, the remaining assets of the Corporation legally available for distribution, if any, shall be distributed ratably to the holders of the Common Stock and Series A Preferred Stock **on an as-if-converted to Common Stock basis**.

iv.   Liquidation Defined.   Notwithstanding any other provision of this Agreement, any consolidations, reorganizations, mergers or other sales, leases or dispositions of Corporation assets or stock shall not be considered a liquidation entitling the Series A Preferred Stock to any preference (regardless of whether the Corporation is also dissolved, merged or reorganized as part of the transaction). This includes, but is not limited to, the following types of transactions:

(1)   Any consolidation or merger of the Corporation with or into any other corporation or other entity, or any other corporate reorganization, in which the stockholders of the Corporation immediately prior to such consolidation, merger or reorganization, own less than 50% of the surviving entity's voting power immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions to which the Corporation is a party in which in excess of fifty percent (50%) of the Corporation's voting power is transferred (an "Acquisition"); or

(2)   A sale, lease or other disposition of all or substantially all of the assets of the Corporation (an "Asset Transfer").

c.   *Dividends and Distributions.*   The holders of Series A Preferred Stock are entitled to any dividends and distributions declared by the Corporation, with **each share of Series A Preferred Stock receiving the same dividends and distributions as one share of the**

Corporation's Common Stock. The Series A Preferred Stock is "participating" in that there are no limits on the dividends or distributions for those shares. There is, however, no requirement that the Corporation declare any dividends or make any distributions.

d.   *Voting Rights.*   Except as otherwise provided expressly provided here or as required by law, the Series A Preferred Stock shall have no voting rights. Notwithstanding the foregoing, for so long as any of the shares of Series A Preferred remain outstanding, the vote or written consent of the holders of **more than fifty percent (50%)** of the outstanding Series A Preferred Stock shall be necessary for effecting or validating the following actions:

(i)   Any amendment, alteration, waiver or repeal of any provision of the Articles of Incorporation or the Bylaws of the Corporation (including any filing of a certificate of designation) or other action, including action by the Board, that alters or changes the rights, preferences or privileges of the Series A Preferred Stock; or

(ii)   Any authorization or any designation, whether by reclassification or otherwise, of any new class or series of stock or any other securities convertible into equity securities of the Corporation ranking on a parity with or senior to the Series A Preferred Stock in right of redemption, liquidation preference, voting or dividends.

e.   *Conversion.*   The holders of the Series A Preferred Stock shall have the following rights with respect to the conversion of the Series A Preferred Stock into shares of Common Stock (the "Conversion Rights"):

i.   Conversion Ratio.   The number of shares of Common Stock to which a holder of Series A Preferred Stock shall be entitled upon conversion shall be the product obtained by **multiplying the number of shares of Series A Preferred Stock being converted by one.**

ii.   Automatic Conversion.

(1)   Each share of Series A Preferred Stock shall automatically be converted into shares of Common Stock immediately upon the closing of a **public offering** pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation and the listing of the Common Stock on an authorized stock exchange. The listing of the Corporation's shares on an over-the-counter bulletin board do not constitute a public offering.

(2)   Each share of Series A Preferred Stock shall automatically be converted into shares of Common Stock immediately prior to **an Acquisition or an Asset Transfer, both as defined above, or a sale involving more than 50% of the Corporation's Common Stock.**

f.　*Conversion Upon Specified Events.*　All Series A Preferred Stock will convert to Common Stock upon the first of the following specified events: i) the Corporation sells more than 50% of its assets or ii) the Corporation enters into a merger, acquisition or reorganization involving the transfer or issuance of any of the Corporation's Common Stock.

g.　　*Adjustments.*

　　i.　Adjustment for Stock Splits and Combinations.　If the Corporation shall at any time or from time to time after the date that the first share of Series A Preferred Stock is issued (the "Original Issue Date") effect a subdivision of the outstanding Common Stock without a corresponding subdivision of the Series A Preferred Stock, the Series A Preferred Stock shall automatically be correspondingly subdivided.　Conversely, if the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Series A Preferred Stock, the Series A Preferred Stock shall automatically be correspondingly combined.　Any adjustment shall become effective at the close of business on the date the subdivision or combination becomes effective.

　　ii.　Adjustment for Reclassification, Exchange and Substitution.　If at any time or from time to time after the Original Issue Date, the Common Stock issuable upon the conversion of the Series A Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than an Acquisition or Asset Transfer as defined above or a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this document), in any such event each share of Series A Preferred Stock shall automatically convert into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the Common Stock into which such shares of Series A Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided in this document or with respect to such other securities or property by the terms of the change.

　　iii.　Reorganizations, Mergers or Consolidations.　If at any time or from time to time after the Original Issue Date, there is a capital reorganization of the Common Stock or the merger or consolidation of the Corporation with or into another corporation or another entity or person (other than an Acquisition or Asset Transfer or a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this document), as a part of such capital reorganization, provision shall be made so that the holders of the Series A Preferred Stock shall thereafter be entitled to receive upon conversion of the Series A Preferred Stock the number of shares of stock or other securities or property of the Corporation to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, subject to adjustment with respect to such other stock or securities or property by the terms of the capital reorganization. In any such case, appropriate adjustment shall be made in the application of the provisions of this document with respect to the rights of the holders of Series A Preferred Stock after the capital reorganization to the end that the provisions of this Document (including adjustment of the Series A Preferred Stock Conversion Price then in effect and the number of shares issuable upon conversion of the Series A Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable to the provisions of this document prior to the event.

iv.   Certificate of Adjustment. In each case of an adjustment or readjustment of the number of shares of Series A Preferred Stock or the number of shares of Common Stock or other securities issuable upon conversion of the Series A Preferred Stock, if the Series A Preferred Stock is then convertible pursuant to this document, the Corporation, at its expense, shall compute such adjustment or readjustment and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series A Preferred Stock at the holder's address as shown in the Corporation's books. The certificate shall set forth such adjustment or readjustment, including the type and amount, if any, of other property which at the time would be received upon conversion of the Series A Preferred Stock.

h.   *Notices of Record Date*. Upon (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders who are entitled to receive any dividend or other distribution, or (ii) any capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, or (iii) any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of Series A Preferred Stock at least ten (10) days prior to the record date specified (or such shorter period approved by a majority of the outstanding Series A Preferred Stock) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such reclassification, recapitalization, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reclassification, recapitalization, dissolution, liquidation or winding up.

i. .   *Fractional Shares*. No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock. All shares of Common Stock (including fractions) issuable upon conversion of more than one share of Series A Preferred Stock shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after this aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock's fair market value (as determined by the Board) on the date of conversion.

j.   *Notices.*   Any notice required by the provisions of this document shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

k.   *Payment of Taxes.*   The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered.

l.   *Reservation of Common Stock.*   The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

m.   *Stock Fully Paid.*   All shares of Common Stock that may be issued upon conversion of the Series A Preferred Stock will, upon issuance, be fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issue thereof (other than restrictions under federal and state securities laws).

The undersigned, Stephen Evan Nauert and Bruce Michael Scholten, respectively the president and secretary of The Green Retrofit, each declare under penalty of perjury under the laws of the State of California that the matters set out in this certificate are true and correct.



Date: 6/26/19

Stephen Evan Nauert, President

Date: 6/26/18

Bruce Michael Scholten, Secretary